NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American Depositary Shares (Each representing one Ordinary Share) (the 'ADSs') of Corporate Express N.V. (the 'Company') from listing and registration on the Exchange at the opening of business on July 21, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange. Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that as of June 30, 2008, the Company had fewer than 600,000 publicly held ADSs as a result of a tender offer made by Staples Acquisition B.V. an indirect wholly-owned subsidiary of Staples, Inc. The tender offer expired at 11:30 a.m. on June 27, 2008. 1. Section 802.01A of the Exchange's Listed Company Manual states, in part, that the Exchange would normally give consideration to suspending or removing from the list a security of a company when the 'number of publicly-held shares is less than 600,000.' 2. The Exchange, on June 30, 2008, determined that the ADSs should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the Exchange. 3. Pursuant to the above authorization, a press release was issued on June 30, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on June 30, 2008 of the proposed suspension of trading in the ADSs. Similar information was included on the Exchange's website. 4. On July 2, 2008, the Company indicated in an email that it formally waived its right to a hearing relative to the delisting of the stated ADSs.